CATLIN

File Number: 82-34808

CATLIN GROUP LIMITED

Cumberland House, 6th Floor,
1 Victoria Street, Hamilton,
Bermuda HM 11

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Telephone (441) 296-0060
Fax (441) 296-6016
www.catlin.com

27 September 2005

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

INDEX

Announcement	Date
REG-Catlin Group Limited Holding(s) in Company	27/09/2005
REG-Catlin Group Limited Interim Document	23/09/2005

Yours faithfully,

Krupali Patel

REG-Catlin Group Limited Holding(s) in Company
Released: 27/09/2005

RNS Number:8178R
Catlin Group Limited
27 September 2005

Catlin Group Limited

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company:

Catlin Group Limited

2. Name of shareholder having a major interest:

FMR Corp, Fidelity International Limited, Edward C Johnson 3d

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FMR Corp and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries both being non-beneficial holders

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

1,320,356	FPM	NORTHERN TRUST LONDON
1,285,419	FPM	STATE STR BANK AND TR CO LNDON (S)
1,109,341	FPM	JP MORGAN, BOURNEMOUTH
395,912	FPM	HSBC BANK PLC
300,700	FPM	BANK OF NEW YORK BRUSSELS
205,200	FPM	MELLON BANK
109,400	FPM	BANKERS TRUST LONDON
53,300	FPM	MIDLAND SECURITIES SERVICES
40,511	FPM	BNP PARIBAS FRANKFURT
16,400	FPM	CLYDESDALE BANK PLC
25,946	FMRCO	STATE STREET BANK AND TR CO
4,602,172	FISL	JP MORGAN, BOURNEMOUTH
438,464	FIL	BROWN BROS HARRIMN LTD LUX
280,200	FIL	JP MORGAN, BOURNEMOUTH
89,500	FIL	HSBC BANK PLC
55,600	FIL	BANK OF NEW YORK BRUSSELS
41,500	FIL	BNP PARIBAS, PARIS (C)
32,000	FIL	NORTHERN TRUST LONDON
15,500	FIJ	BROWN BROTHERS HARRIMAN AND CO
586,834	FII	BANK OF NEW YORK EUROPE LDN
117,200	FII	JP MORGAN, BOURNEMOUTH
11,121,455		Grand Total Common Shares

5. Number of shares / amount of stock acquired:

N/A

6. Percentage of issued class :

N/A

7. Number of shares / amount of stock disposed:

82-34808

N/A

8. Percentage of issued class:

N/A

9. Class of security:

Common shares

10. Date of transaction:

N/A

11. Date company informed:

27 September 2005

12. Total holding following this notification:

11,121,455

13. Total percentage holding of issued class following this notification:

7.14%

14. Any additional information:

15. Name of contact and telephone number for queries:

William Spurgin, 020 7458 5726

16. Name and signature of authorised company official responsible for making this notification:

William Spurgin, Head of Investor Relations

Date of notification: 27 September 2005

END
HOLUBAORVARKUAR

82-34808

Print

REG-Catlin Group Limited Interim Document
Released: 23/09/2005

RNS Number:7061R
Catlin Group Limited
23 September 2005

23 September 2005

Catlin Group Limited
Interim Statement 2005

Copies of the above document have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

A copy of the document is also available on the "Reports & Presentations" page of the Company's website (www.catlin.com) within the "Investor Relations" section.

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